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                                                                  EXHIBIT 99.2

                                 GALILEO NEWS
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        Contact:  Greg Riedel, Chief Financial Officer - (508) 347-4222

                    GALILEO REPORTS LOSS OF LARGEST CUSTOMER
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STURBRIDGE, MA, FEBRUARY 12, 1997 - Galileo Corporation (NASDAQ, NM:GAEO),
today reported that it has received written notification from its largest customer, Xerox Corporation, that Xerox has developed internal production capabilities for dicorotron assemblies and will no longer purchase these assemblies from Galileo. These assemblies accounted for approximately $20.4 million, or 48%, of Galileo's revenues of $42.6 million for fiscal 1996 and approximately $3.8 million, or 39%, of Galileo's revenues of $9.7 million for the quarter ended December 31, 1996. Reduced revenues from this product will materially adversely affect Galileo's financial performance for at least the remainder of fiscal 1997 and likely will result in a loss for the fiscal year.

William Hanley, President and Chief Executive Officer, commented, "While we are disappointed by the abrupt end of our relationship with Xerox and understand that the impact of reduced revenues from Xerox will be significant to Galileo's financial performance for the near-term, we believe that our strategy of diversification into both medical and telecommunication products, as well as the continued health of our Scientific Detector Products Group, provides a strong foundation for future growth." He continued, "As an example of the potential of our Medical Products Group, we recently signed a multi-million dollar initial order with Sofamor Danek Group, Inc., for a new proprietary single use endoscope to be used in a new minimally invasive spinal procedure. We will be issuing further details regarding this order shortly."

Galileo Corporation develops, manufactures, and markets products based on its core fiberoptics and electro-optics technologies for applications in office equipment, analytical instruments, process analysis, telecommunications, and medical instruments. Galileo markets its products to OEMs, through marketing partners, and direct to end-users.

Galileo Corporation    Galileo Park    P.O. Box 550    Sturbridge, MA 01566 USA